SO 3/5/02



02007335

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2002 WASH. D.C. 365

SEC FILE NUMBER
8- 38665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Blount Parrish & Company, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Court Square
(No. and Street)

Montgomery, (City) Alabama (State) 36104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane B. Cash (334) 264-8410
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Taunton, P.C.
(Name — *if individual, state last, first, middle name*)

5748 Carmichael Pkwy., Suite B (Address) Montgomery, (City) AL (State) 36117 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, William B. Blount, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blount Parrish & Company, Incorporated, as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

n/a

William B. Blount
Signature

Chairman
Title

Jane Blount Cest
Notary Public
Commission Expires June 2, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of ~~Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital~~ Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal control structure required by rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2002
WASH, D.C.
365
SECTION

BLOUNT PARRISH & COMPANY, INCORPORATED

STATEMENT OF FINANCIAL CONDITION

December 31, 2001


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2002
WASH. D.C.
365
SECTION

TABLE OF CONTENTS

Wolf & Taunton, P.C.
Certified Public Accountants

MARCUS J. WOLF, C.P.A.
BOBBY L. TAUNTON, JR., C.P.A.

TAWANNA L. AUDE, C.P.A.
D. BRUCE LOGAN, C.P.A.

P.O. BOX 230042
MONTGOMERY, ALABAMA
36123-0042

5748 CARMICHAEL PKWY, SUITE B
MONTGOMERY, ALABAMA 36117
(334) 244-8900
FAX (334) 244-7085

INDEPENDENT AUDITORS' REPORT

Board of Directors
Blount Parrish & Company, Incorporated
Montgomery, Alabama

We have audited the accompanying statement of financial condition of Blount Parrish & Company, Incorporated (an Alabama S Corporation) as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blount Parrish & Company, Incorporated at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Wolf & Taunton, P.C.

January 24, 2002

BLOUNT PARRISH & COMPANY, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash and equivalents	$	299,807
Cash surrender value of life insurance		18,826
Accounts receivable		21,212
Securities owned		437,226
Loans - stockholders		862,667
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $225,860		77,687
	$	1,717,425

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	50,191
Short-term bank loan		381,319
		431,510
Stockholders' Equity		
Common stock, $1 par value; 5,000 shares authorized, 4,000 shares issued and outstanding		4,000
Additional paid-in capital		722,848
Retained earnings		559,067
		1,285,915
	$	1,717,425

See accompanying notes and independent auditors' report.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Blount Parrish & Company, Incorporated (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is an Alabama S Corporation with offices in Montgomery and Huntsville, Alabama.

Basis of Accounting

The Company uses the accrual basis of accounting in accordance with generally accepted accounting principles.

Revenue Recognition

Customers' securities transactions and related income and expenses are recorded on a settlement date basis. Securities transactions of the Company are recorded on a settlement date basis. Investment banking revenue is recorded as follows: management fees on settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Depreciation

Depreciation is computed using the double-declining balance method over the lives of the assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $290,678, which was $190,678 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.4845 to 1.

NOTE C - INCOME TAXES

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. This election is also recognized under Alabama tax law. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

NOTE D - RELATED PARTY TRANSACTIONS

The Company leases its Montgomery facilities under an operating lease for approximately $3,600 a month (plus taxes and insurance) with month-to-month terms from Maner Partners, a partnership consisting of a majority of the shareholders of the Company. Total rent paid to Maner Partners for the year ended December 31, 2001 was $43,870.

The Company also leases an airplane under an operating lease with month-to-month terms from B.P. Holdings, L.L.C., a limited liability company consisting of the shareholders of the Company. Total rent paid to B.P. Holdings, L.L.C. for the year ended December 31, 2001 was $323,185.

NOTE E - SPECIAL RESERVE BANK ACCOUNT

The Company is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934. The rule requires the Company to maintain minimum deposits, as computed in accordance with the applicable formula, in a "Special Reserve Bank Account for the Exclusive Benefit of Customers". The Company does maintain an account, which had a balance of $50 as of December 31, 2001. However, the Company did not hold customer securities or funds, therefore, there was no reserve requirement at December 31, 2001.

NOTE F - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no liabilities subordinated to the claims of general creditors at December 31, 2001.

NOTE G - LINES OF CREDIT

The Company has a $5,000,000 trading line of credit, of which $4,618,681 was unused at December 31, 2001. Bank advances on the credit line are payable on demand and carry interest at prime. The credit line is secured by bonds on trust receipt and is personally guaranteed by the shareholders. The Company also has available a $25,000,000 daylight overdraft facility to assist in bond issues.

NOTE H - OPERATING LEASES

The Company leases its Montgomery and Huntsville offices and also an airplane under operating leases with month-to-month terms.

NOTE I - CONCENTRATIONS OF CREDIT RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS

The Company maintains cash balances at several financial institutions located in Alabama. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, the Company's uninsured cash balances totalled $60,860.

NOTE J - NASD RULE 2280

In accordance with NASD Rule 2280, the following information is provided for our customers:

(1) The NASD Regulation Public Disclosure Program Hotline Number is 1-800-289-9999;
(2) The NASD Regulation Web Site Address is www.nasdr.com; and
(3) An investor brochure that includes information describing the NASD's Public Disclosure Program can be obtained by calling the above toll-free telephone number or accessing the above web site.